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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                  Commission File Number: 1-8606

     Verizon Communications Inc., on behalf of the Verizon Savings Plan for Management Employees (successor by merger to the Bell Atlantic Savings Plan for Salaried Employees)
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             (Exact name of registrant as specified in its charter)


                           1095 Avenue of the Americas
                            New York, New York 10036

                            Telephone: (212) 395-2121
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


       Interests in the Bell Atlantic Savings Plan for Salaried Employees
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            (Title of each class of securities covered by this Form)


                                      None
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       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

                  Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       [_]               Rule 12h-3(b)(1)(i)       [_]
Rule 12g-4(a)(1)(ii)      [_]               Rule 12h-3(b)(1)(ii)      [_]
Rule 12g-4(a)(2)(i)       [_]               Rule 12h-3(b)(2)(i)       [_]
Rule 12g-4(a)(2)(ii)      [_]               Rule 12h-3(b)(2)(ii)      [_]
                                            Rule 15d-6                [X]



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         Approximate number of holders of record as of the certification or notice date:

         None.

Effective December 31, 2001, the Bell Atlantic Savings Plan for Salaried Employees was merged with and into The GTE Savings Plan and the successor plan was renamed the Verizon Savings Plan for Management Employees.

         Pursuant to the requirements of the Securities Exchange Act of 1934, Verizon Communications Inc., on behalf of the Verizon Savings Plan for Management Employees (successor by merger to the Bell Atlantic Savings Plan for Salaried Employees), has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                          VERIZON COMMUNICATIONS INC.


Date:    January 25, 2002                 By:  /s/ Marianne Drost
                                              ---------------------------
                                                   Marianne Drost
                                                   Senior Vice President, Deputy
                                                   General Counsel and Corporate
                                                   Secretary